Exhibit 99.1
Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
JSE, NYSE, DIFX Share Code: GFI
ISIN Code:ZAE000018123
(“Gold Fields” or the “Company”)

DEALINGS IN SECURITIES

In compliance with paragraphs 3.63 to 3.74 of the
Listings Requirements of JSE Limited ("the Listings Requirements") shareholders are advised that an Executive and Prescribed officer of the Company, Mr. BJ Mattison, sold Gold Fields shares on the open market.

Details of the transactions are set out below:

Name of Executive/ Prescribed Officer	BJ Mattison
Nature of transaction	On market sale of shares
Transaction Date	20 March 2023
Number of Shares	41 665
Class of Security	Ordinary Shares
Highest Price per Share	R223.50
Lowest Price per Share	R198.85
Average Price per Share	R204.77
Total Value	R8,531,742.05
Vesting Period	Nil
Nature of interest	Direct and Beneficial

In terms of paragraph 3.66 of the Listings requirements the necessary clearance to deal in the above securities has been obtained.

20 March 2023

Sponsor:
J.P. Morgan Equities South Africa (Pty) Ltd